UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 (11) 3038-8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INCORPORATION BY REFERENCE

This current report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission, or the SEC, on October 15, 2019, and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

PagSeguro Reports Preliminary Results for 3Q19

São Paulo, Brazil, October 15, 2019 – PagSeguro Digital Ltd., or (“PagSeguro,” “we” or the “Company”) (NYSE: PAGS) announced today preliminary operational and financial results for the third quarter of 2019.

“In the third quarter of 2019, we continued to deliver strong results combining growth and profitability leading to significant advancements in our strategic roadmap,” said Ricardo Dutra, CEO of PagSeguro. “Our preliminary results and key operational highlights for 3Q19 demonstrate our continued focus on execution and performance on our platform. We are particularly pleased with the rapid evolution and strong performance of our long-tail market strategy, well ahead of our original net additions plan of 1 million new clients for the year. We are also very enthusiastic by the progress and positive feedback from our clients in connection with our new solutions in digital banking, PagBank, with 1.9 million active users at the end of 3Q19. Furthermore, our current scale and operational leverage has allowed us to continue growing PagBank ahead of expectations while delivering profitability. We are happy to see the continued commitment and strengthening of our management team, which remains 100% focused on servicing our customers. We are all very excited with the prospects of the blue ocean in the long-tail market ahead of us, which combined with PagBank’s total addressable market, increases our potential addressable market by 14x.”

Preliminary Results for 3Q19

•

PagBank active users at September 30, 2019 is expected to be approximately 1.9 million, compared to 1.4 million at June 30, 2019, representing a period over period expected growth of approximately 470 thousand new PagBank active users.

•

Active merchants (during the last 12 months) at September 30, 2019 is expected to be slightly over 5.0 million, compared to 3.8 million at September 30, 2018, representing a period over period expected increase of approximately 1.2 million new active merchants (last 12 months) and slightly over 300 thousand new active merchants in the quarter.

•

Total Payment Volume (TPV) for the three months ended September 30, 2019 is expected to be approximately R$29.4 billion, compared with R$20.3 billion for the three months ended September 30, 2018, representing period over period expected growth of approximately 44.8%.

•

Profit before income taxes for the three months ended September 30, 2019 is expected to be between R$450 million and R$465 million, compared with R$320.5 million for the three months ended September 30, 2018, representing period over period expected growth of between approximately 40.4% and 45.1%, respectively.

•

Net income for the three months ended September 30, 2019 is expected to be between R$330 million and R$340 million, compared with R$231.6 million for the three months ended September 30, 2018, representing period over period expected growth of between approximately 42.5% and 46.8%, respectively.

•

Non-GAAP Profit before income taxes for the three months ended September 30, 2019 is expected to be between R$522 million and R$537 million, compared with R$425.8 million for the three months ended September 30, 2018, representing period over period expected growth of between approximately 22.5% and 26.1%, respectively. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see “Reconciliation of Non-GAAP Measures” further below in this press release.

•

Non-GAAP net income for the three months ended September 30, 2019 is expected to be between R$377.5 million and R$387.5 million, compared with R$290.4 million for the three months ended September 30, 2018, representing period over period expected growth of between approximately 30.0% and 33.4%. For a reconciliation of our non-GAAP net income to our Net income, see “Reconciliation of Non-GAAP Measures” further below in this press release.

•

Net take rate for the three months ended September 30, 2019 is expected to be approximately 3.11%, remaining stable compared with previous three-month periods in 2019, including 3.12% for the three months ended March 31, 2019 and 3.23% for the three months ended June 30, 2019. We define “net take rate” for a given period as the sum of Net revenue from transaction activities and other services plus Financial income, less Transaction costs, divided by TPV.

•

Net revenue from transaction activities and other services and financial income for the three months ended September 30, 2019 is expected to be approximately R$1,380 million, compared with R$986.2 million for the three months ended September 30, 2018, representing period over period expected growth of approximately 39.9%.

•

Transaction costs for the three months ended September 30, 2019 is expected to be approximately R$465 million, compared with R$326.6 million for the three months ended September 30, 2018, representing period over period expected growth of approximately 42.4%.

•	Marketing and advertising expenses are expected to be higher for the three months ended September 30, 2019 than for the three months ended June 30, 2019.

PagSeguro will provide full 3Q2019 results and host a conference call and earnings webcast on Wednesday, November 13, 2019, after market close. Specific details, including dial-in information, will be made available on our website: investors.pagseguro.com

PagBank – Digital Banking Solutions

In May 2019, we officially launched PagBank, our free PagBank digital account, which offers digital banking services through the PagBank mobile app. Through our free PagBank digital account, we offer to our consumers and merchants functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our technology platform is proprietary and our free PagBank digital account is similar to a regular checking account linked to Brazilian Central Bank’s platform. At September 30, 2019, our PagBank active users totaled approximately 1.9 million, compared to 1.4 million at June 30, 2019. In addition, we observed during 3Q19 approximately 3.2 million PagBank app downloads, compared with 2.5 million in 2Q19. We continue to be very excited with the prospects of PagBank.

Reconciliation of Non-GAAP Measures (R$ millions):

	For the three months ended September 30,
	2019(5)	2018	Δ%(5)
Profit before income taxes	450.0-465.0	320.5	40.4-45.1%
Foreign exchange gain on follow-on offering proceeds(1)	—	(14.3)
Share-based long-term incentive plan (LTIP)(2)	72.0	115.5
Tax related to remittance of follow-on offering proceeds (IOF tax)(3)	—	4.1
Total non-GAAP Profit before income taxes adjustments	72.0	105.3

Non-GAAP Profit before income taxes	522.0-537.0	425.8	22.5-26.1%

Net Income	330.0-340.0	231.6	42.5-46.8%
Foreign exchange gain on follow-on offering proceeds(1)	—	(14.3)
Share-based long-term incentive plan (LTIP)(2)	72.0	115.5
Tax related to remittance of follow-on offering proceeds (IOF tax)(3)	—	4.1
Income tax and social contribution on non-GAAP adjustments(4)	(24.5)	(46.5)
Total non-GAAP Net income adjustments	47.5	58.8

Non-GAAP Net Income	377.5-387.5	290.4	30.0-33.4%

(1)

Foreign exchange gain on follow-on offering proceeds: financial income of R$14.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

(2)

Share-based long-term incentive plan (LTIP): this consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

(3)

Tax related to remittance of follow-on offering proceeds (IOF tax): R$4.1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense.

(4)	Income tax and social contribution on non-GAAP adjustments consists of income tax at the effective rate of 34%.
(5)	Preliminary figures subject to change. See “Cautionary Statement Regarding Preliminary Results” further below in this press release.

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro provide to merchants

•

Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Operate as a full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9403/9524

ir@pagseguro.com

investors.pagseguro.com

CAUTIONARY STATEMENT REGARDING PRELIMINARY RESULTS FOR 3Q19

The results for 3Q2019 contained in this press release are preliminary, unaudited and subject to change before eventual completion. They reflect the current views of PagSeguro’s management, and they may change following management’s further review of our results of operations and financial position at and for the three months ended September 30, 2019. PagSeguro’s management continues to evaluate various factors used as the basis for the expected results for 3Q2019 described above, including economic and competitive risks and uncertainties. Such preliminary results for 3Q2019 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. You are cautioned not to unduly rely on such preliminary results for 3Q2019, as they are not guarantees of future performance or outcomes, and you should consider that actual results may differ from those described above. These preliminary results have been prepared by and are the sole responsibility of our management. No independent registered public accounting firm has audited, reviewed, compiled or performed any procedures with respect to our accompanying preliminary financial data. Accordingly, no independent registered public accounting firm does express an opinion or any other form of assurance with respect to this data.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on PagSeguro’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond PagSeguro’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2019

PagSeguro Digital Ltd.

By: /s/ Eduardo Alcaro
Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director